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07008744

SEC [illegible] MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED DEC 31 2007 WASHINGTON, DC SECTION 182

SEC FILE NUMBER
8- 67073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chicago Securities Corp.**(Subsequent to the audit date, the Company changed it's name to TouchPoint Securities Corp.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Melrose Avenue, Suite 100
(No. and Street)

Greenwich,	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Smith (203) 542-0440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Robert C. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chicago Securities Corp.**, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

** Subsequent to the above audit date, the Company changed its name to TouchPoint Securities Corp.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHICAGO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2007

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406
(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Chicago Securities Corp.

We have audited the accompanying statement of financial condition of Chicago Securities Corp. as of September 30, 2007 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chicago Securities Corp. as of September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
November 28, 2007

CHICAGO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2007

ASSETS

Cash and cash equivalents	$ 47,846
Receivable from broker/dealers	153,075
Other assets	665
TOTAL ASSETS	$ 201,586

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accrued expenses	$ 6,000
Commissions payable	50,367
Related party payable	7,989
Total Liabilities	$ 64,356
SHAREHOLDERS' EQUITY	
Common stock, $.01 par value; authorized, issued and outstanding, 2,000 shares	$ 20
Additional paid in capital	461,980
Retained earnings (deficit)	(324,770)
Total Shareholders' Equity	$ 137,230
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 201,586

The accompanying notes are an integral part of this financial statement.

CHICAGO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2007

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly owned subsidiary of Touchpoint Securities, Inc., was incorporated in the state of Illinois on February 16, 2005. The Company is registered with the Securities and Exchange Commission, the Commodities Futures Trading Commission, and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD) and the National Futures Association. The Company's principal business activity is the purchase and sale of securities and commodities.

Long and Short Securities and Spot Commodities - Securities and Spot Commodities are valued at market value or at the estimated fair value, as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Securities and Commodities Transactions - Securities and commodities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Deferred Income Taxes - Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities, are recognized in different years for financial and tax reporting purposes.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority and the National Futures Association, the Company is subject to the Uniform Net Capital Rule and CFTC Regulation 1.17(A)(1)(ii), which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2007, the Company's net capital and required net capital were $134,511 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 48%.

NOTE 3 - RELATED PARTY TRANSACTIONS

As previously mentioned, the Company is a wholly owned subsidiary of Touchpoint Securities, Inc. (TSI). On December 14, 2007, the Company entered into an agreement with TSI regarding expenses to be shared between the two companies at a specific office location. The Company was a wholly owned subsidiary of Chicago Securities, Ltd (CSL) and pursuant to a purchase agreement dated March 27, 2007, CSL agreed to sell the Company's common stock to TSI. This purchase was completed on November 15, 2007. On October 26, 2007, the Company amended its articles of incorporation to change its name to Touchpoint Securities, Inc.

In addition, the Company was affiliated through common ownership with Rodriguez O'Donnell Ross Fuerst Gonzalez Williams & England, P.C., who had provided legal services on behalf of the Company without charge.

NOTE 4 - NET OPERATING LOSS CARRYFORWARD

The Company has yet unused a net operating loss carryforward for federal income tax purposes of $329,368 which expires on various dates beginning October 1, 2025.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company and its customers enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, and exchange traded options. These derivative financial instruments are used to meet the needs of customers, conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts provide for the delayed delivery of the underlying instrument. As a writer (seller) of options, the Company and its customers receive a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notational amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts of risk. Futures are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts and options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company and its customers may sell securities that they do not own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at the market values of the related securities and incurs a loss if the market value of the securities increases subsequent to the financial statement date.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

In order to facilitate the aforementioned transactions, as well as other transactions, on September 5, 2007, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. Pursuant to terms of this agreement and effective December 31, 2007, the Company is required to maintain minimum net capital of not less than $250,000 and maintain minimum coverage on its broker's blanket bond of $500,000 and they must also maintain a deposit of $100,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. Additional terms state that the Company must obtain written approval prior to any substantial sale or merger of the Company's own stock or assets or any assignment of this agreement to a third party. The agreement has an initial term of three (3) years and shall renew automatically for successive one (1) year terms until terminated. The agreement may be terminated by either party with written notification given 90 days prior to the commencement of the next renewal period. Commencing on January 2, 2008, the Company is subject to annual minimum clearing fees as follows; $50,000 through September 30, 2008, $100,000 through September 30, 2009 and $100,000 through September 30, 2010. In the event that the agreement is terminated prior to the current term plus any automatic extended term, the Company shall owe the Clearing Broker/dealer liquidating damages equaling the greater of the remaining annual minimum clearing fees or the total value of the clearing deposit at the time of termination. The Company must also pay any direct costs incurred during the termination period with the Clearing Broker/dealer.

As part of the terms of the agreement between the Company and the Clearing Broker/dealer, the Company is held responsible for any losses arising when the

CHICAGO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2007

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 6 - NONCASH TRANSACTIONS

During the year ended September 30, 2007, the Company distributed gold coins with an estimated value of $331,990 at the time of the distributions to the Company's sole shareholder.

NOTE 7 - SUBSEQUENT EVENT

On December 11, 2007, the Company entered into a noncancellable operating lease for office space. The lease terms commence December 15, 2007 and expire March 31, 2011. The future minimum lease payments, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending September 30	Minimum Payments
2008	$ 47,475
2009	95,900
2010	97,798
2011	49,374
Total	$ 290,547

END